Exhibit 99.3
OFFICER’S CERTIFICATE
QUEST RARE MINERALS LTD.
TO:	Autorité des marchés financiers, as principal regulator
RE:	Abridgement of time in accordance with section 2.20 of Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer, adopted in the other provinces of Canada as National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (collectively, “54-101”)
The undersigned, Mark Schneiderman, a duly-appointed officer of Quest Rare Minerals Ltd. (the “Corporation”), hereby certifies for and on behalf of the Corporation, and not in his personal capacity, that the Corporation:
(a)	has arranged to have proxy-related materials for the annual and special meeting of shareholders of the Corporation to be held on April 20, 2011 sent in compliance with 54-101 to all beneficial owners of common shares of the Corporation at least 21 days before the date fixed for the meeting;

(b)	has arranged to carry out all the requirements of 54-101 in addition to those described in paragraph (a) above; and

(c)	is relying upon section 2.20 of 54-101.
DATED this 29th day of March, 2011.

QUEST RARE MINERALS LTD.
per:	(s) Mark Schneiderman
Mark Schneiderman
Chief Financial Officer